82-34631

JCDecaux

03 OCT 27 AM 7:21

03032909

United States Securities and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

Communication Extérieure

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Neuilly-sur-Seine, 23rd October 2003

Fi~~le 82-52~~47
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached a press release in respect of the increase by JCDecaux of its holding in the German company Wall AG.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

Enc.

dlw 10/29

JCDecaux

JCDecaux increases its holding in Wall AG to 35%
- Wall AG agrees sale of Clear Channel stake

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Paris/Berlin, 23 October 2003 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and one of the largest in the world, today announced that it has signed an agreement with Wall AG ("Wall") and Clear Channel International Limited ("Clear Channel") to acquire Clear Channel's 20% stake in Wall. The transaction, which is still subject to regulatory approval, will increase JCDecaux's holding in Wall to 35%. The Wall family will retain the remaining 65%. In addition, JCDecaux will also acquire a 50% holding in Wall US.

Commenting on the transaction, Jean-Francois Decaux, Chairman and co-CEO of JCDecaux said: "I have been convinced of the benefits of a partnership between our two companies for a long time and I look forward to a successful future."

Hans Wall, CEO of Wall AG added: "JCDecaux is our preferred partner for our international expansion."

Key statistics on the Group

- 2002 revenues : €1578 million
- Listed on Euronext Paris ; part of the SBF 120 index
- N°1 worldwide in street furniture (290,000 faces)
- N°1 worldwide in airport advertising, with 147 airports and over 150 transport contracts in metros, buses, tramways and trains (145,000 Transport faces)
- N°1 in Europe for billboards (192,000 faces)
- 627,000 advertising faces in 43 countries
- Present in 3,400 cities with over 10,000 inhabitants
- 7,100 employees

Press Relations
Raphaële Rabatel
Tél : +33 (0)1 30 79 34 99
Fax : +33 (0)1 30 79 35 79
raphaele.rabatel@jcdecaux.fr

Investor Relations
Cécile Prévot
Tél: +33 (0)1 30 79 79 93
Fax : +33 (0)1 30 79 77 91
cecile.prevot@jcdecaux.fr